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SEC File Number: 0-24298
CUSIP Number: 600551105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                  ☐       Form 10-K        ☐      Form 11-K       ☐       Form 20-F      ☒         Form 10-Q    ☐   Form N-SAR

                                    For Period Ended:        September 30, 2003

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For Period Ended:   September 30, 2003

Read attached instruction sheet before preparing form.  Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	FMB Equibanc, Inc.
Former name (if applicable):	n/a
Address of principal executive office (street and number):
201 North Main Street
City, state, and zip code	Statesboro, GA 30458

PART II
RULE 12b-25(b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

In October 2003, the Securities and Exchange Commission was advised of a disclosure issue relating to FMB Equibanc, Inc. (the "Company").  Commission staff has given verbal guidance on the issue applicable to the September 30, 2003 Form 10-QSB to be filed by the Company.  Commission staff anticipated written guidance would be provided prior to the November 14, 2003 filing due date.  The Company is extending the filing date to provide additional time to receive written guidance from the Commission.

PART IV
OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Dwayne E. Rocker, Secretary	(912)	489-2600
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes  ☐  No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes  ☒   No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FMB Equibanc, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2003	By: /s/ Dwayne E. Rocker Dwayne E. Rocker, Secretary

            Instruction.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.